Exhibit 99.1

Sandstorm Gold Announces 13.4 g/t Over 9.5 Metres at Bachelor Lake

VANCOUVER, Jan. 16, 2014 /CNW/ - Sandstorm Gold Ltd. ("Sandstorm") (NYSE MKT: SAND, TSX: SSL) is pleased to announce drilling results from the ongoing underground drilling program at the Bachelor Lake Mine ("Bachelor"), owned and operated by Metanor Resources Inc. ("Metanor") (TSX-V: MTO). Metanor is completing underground exploration drilling to extend the known mineralized zones and increase the mineral resources at Bachelor. Significant intersections from the drilling program are summarized in the table below:

Hole	From (m)	To (m)	Width (m)	Au Grade (g/t)	Zone
10-07	24.0	27.9	3.9	10.0	H
10-09	17.2	19.1	1.9	14.5	H
10-10	26.0	30.5	4.5	15.0	H
10-11	22.6	26.5	3.9	4.3	H
10-12	38.2	47.7	9.5	13.4	H
12-205	77.4	81.9	4.5	9.4	06
13-104	12.2	17.8	5.6	18.7	E
13-105	19.9	26.2	6.3	6.0	E
13-106	5.1	13.2	8.1	5.8	E
13-108	7.1	18.3	11.3	6.0	06
13-109	13.3	22.7	9.4	5.2	06
13-110	19.9	22.0	2.1	4.1	06
13-118	16.0	18.0	2.0	8.5	06
13-119	8.2	16.1	7.9	5.4	06
13-120	9.9	18.7	8.8	7.2	06
13-121	14.4	21.4	7.0	6.8	06
14-39	130.0	136.5	6.5	10.0	E
14-40	135.0	138.9	3.9	13.0	E
14-41	141.8	143.6	1.8	5.1	E
14-45	151.2	162.2	10.9	6.7	E
14-47	180.6	181.8	1.3	4.1	E
14-52	188.5	190.9	2.4	6.1	E
14-53	193.0	195.9	2.8	4.9	E

Recent drilling has focused on the Main vein in the Hewfran sector, identified as H in the table above, which is the lateral extension immediately west of the Main vein at Bachelor.  The 06 zone corresponds to a new sector of the mine, west of the known sector on levels 13 and 14. Other drill holes from level 13 targeted the upper extension of the E zone where a drift on level 13 exposed a gold structure (see Metanor press release dated August 22, 2013).  The drilling activity has confirmed the continuity of this gold mineralization, both downward and upward.

Sandstorm's President & CEO, Nolan Watson commented, "The positive drill results and continued ramp up of gold production at Bachelor Lake is encouraging for Sandstorm shareholders."

Sandstorm has a gold stream agreement to purchase 20% of the life of mine gold produced at Bachelor, at a per ounce price of US$500 per ounce.

Pascal Hamelin, P.Eng, Vice-president of Operations at Metanor, is the Qualified Person under NI 43-101 responsible for reviewing and approving the technical information contained in this news release.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a gold streaming company. Sandstorm provides upfront financing to gold mining companies that are looking for capital and in return, receives a gold streaming agreement. This agreement gives Sandstorm the right to purchase a percentage of the gold produced from a mine, for the life of the mine, at a fixed price per ounce. Sandstorm has acquired a portfolio of eight gold streams and twenty-seven gold royalties, of which thirteen of the underlying mines are producing gold. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold streams.

Sandstorm is focused on low cost operations with excellent exploration potential and strong management teams. Sandstorm has completed gold stream agreements with Brigus Gold Corp., Entrée Gold Inc., Luna Gold Corp., Metanor Resources Inc., Mutiny Gold Ltd., Rambler Metals and Mining plc., Santa Fe Gold Corp., and SilverCrest Mines Inc.

For more information visit: www.sandstormgold.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Ltd. ("Sandstorm"). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production.  Forward-looking statements can generally be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans", or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements.  Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions,  the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled "Risks to Sandstorm"  in Sandstorm's annual report for the financial year ended December 31, 2012 available at www.sedar.com.  Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Sandstorm does not undertake to update any forward looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

SOURCE: Sandstorm Gold Ltd.

%CIK: 0001434614

For further information:

CONTACT INFORMATION

Sandstorm Gold Ltd.
Nolan Watson, Chief Executive Officer
(604) 689-0234

Denver Harris, Investor Relations Contact
(604) 628-1178

CO: Sandstorm Gold Ltd.

CNW 17:29e 16-JAN-14